September 27, 2024

Michael A. Shriner
President and Chief Executive Officer
BCB Bancorp, Inc.
104-110 Avenue C
Bayonne, NJ 07002

       Re: BCB Bancorp, Inc.
           Definitive Proxy Statement on Schedule 14A
           Filed March 15, 2024
           File No. 000-50275
Dear Michael A. Shriner:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Disclosure Review
Program